INVEST IN **OBERIT**

THE incentive-based healthy habit building app that's proven for long-term mental health & recovery!

LEAD INVESTOR

Phillip Rodger

As someone who's been on their own recovery journey, I can't stress enough how important Oberit's personalized, incentive-based AI solution for addiction is for individuals seeking lasting recovery. I've experienced firsthand the devastation addiction can cause, and that's why I wholeheartedly support Oberit's mission. By integrating vital biomarkers and behavioral science, Oberit is creating a unique way to motivate positive attitudes and daily habits, making the recovery process more rewarding and sustainable. What really stands out to me is Oberit's commitment to building upon traditional recovery techniques while challenging outdated misconceptions about addiction. I've witnessed Will's (founder, CEO) inspirational journey over the past few years, and with his exceptional team, innovative technology, and promising financials, I firmly believe that investing in Oberit is not just a smart choice but a meaningful way to contribute to a brighter and healthier tomorrow for individuals and communities alike. Count me in, as I see great potential for both promising returns and positive impact.

Invested $50,000 this round & $325,000 previously

invested $50,000 this round & $325,000 previously

getoberit.com Wilmington DE

Highlights

1. 35k new users in first 12 months I 100’s of 4.8 Star Ratings
2. Raised $450k funding from Angel Investor & Limitless Ventures
3. Revenue Generating ($175k in 2023 to date)
4. Team of leaders with tech, health and recovery expertise.
5. Purpose driven: Improve Mental Health & Addiction crisis that's devastating 1 in 3 American lives.
6. Week 1 Retention = 13.7% (category avg. = 11.4%)
7. The market is expected to reach $7T in 2025

Our Founder



Will House Founder



20 yrs software sales leadership in US & UK Markets 4 Big Tech Firms, 4 Start-ups w/2 exits 7+ Years Recovery Experience

Pitch



Mental health & addiction crisis is GETTING WORSE
Oberit
Mental Health & Addiction Crisis
1.5B+ people globally (1 in 5) suffering & overdose deaths risen 31%
Massive Economic Costs + Devastation of lives
Healthcare, lost productivity, unemployment, disability & crime costs US ~$1T/Yr
Huge Treatment Gaps & Relapse Rates
Recovery success <10% Yr1; programs outdated, shame-based & expensive
These burdens are increasing following COVID-19, inflation, recession and layoffs
© 2023 Oberit, Inc
4

Finally sick of the outdated programs, I jumped into a new approach with the idea: **What if there was something that could help you visualize your success?**

This brought me to daily habit tracking and positive reinforcement. It started with 8 months of tracking, journaling and improving on my day-to-day intentions and outcomes on paper and morphed into something I passionately wanted everyone to get their hands on.



Oberit


INCENTIVIZING healthy behavior is PROVEN EFFECTIVE
"Contingency Management refers to a type of behavioral therapy in which individuals are 'reinforced', or rewarded, for evidence of positive behavioral change."
270 %
Drug Abstinence
Drug abstinence increase by 2.7X over the control group
3X MORE
Quit Smoking
Smoking quitting rates increase by 3X over the control group
62 % LESS
Drinks Per Month
Drinks per month reduced by 62% compared to the control group
© 2023 Oberit, Inc
*Sources: DynamiCare Health – What is Contingency Management Whitepaper
https://bhbusiness.com/2023/02/15/why-financial-incentives-could-be-the-next-big-thing-in-addiction-
7


HOT DEAL (COUNTDOWN 24H)
FEATURED
REWARDING MOMENTS
SIGNUP BONUS
STREAK BONUS
DAILY BONUS
SHARE BONUS
MILESTONE BONUS
LEARN + EARN BONUS

When I started drafting the mockups in 2021 (in true startup fashion, on scrap

paper!) I wanted to lean into the functionality for our community.



Will House 23 Feb, 09:00
@May Do for the welcome screen I want to keep it simple like this:
Welcome to Oberit, where you get rewarded for recovery!
What's your name?
X Nickname

From the start we knew we wanted to be getting to know our consumer we've brought to fruition an app that addresses the habits users truly want to address in their life while we consistently improve the mechanisms for them to achieve those goals.

So - what do our users need the most help with? 60,000 in-app survey responses in 2022 show smoking, stress, and alcohol as the main issues that our user base is seeking help to overcome.



Who's our Most Valuable Customer?
Oberit
In-App users select these as their main Mental Health & Addiction Issues


✓ Wellness-minded
❑ Location: US (90%+)
❑ Favorite Device: iPhone (90%+)
Age range
City includes New York, Los Angeles, Houston, Chicago, Char...
25-34
35-44
18-24
45-54
0
100
200
300
Gender mix
City includes New York, Los Angeles, Houston, Chicago,
FEMALE
58.5%
MALE
41.5%
© 2023 Oberit, Inc


Smoking/Nicotine 5312
Stress 5097
Alcohol 5063
Anxiety 4788
Negative Thinking 4503
Recreational Drugs 3515
Prescription Meds/Opiods 3247
Sex 2956
Anger 2859
Obsessive Thinking 2832
Gaming 2694
Fear 2589
Working 2116
Eating Disorders 2101
Porn 2065
Gambling 1811
Shopping 1637
0
2000
4000
6000
17

Wanting to really create an impact and make what we're doing useful for these goals- we continued digging into what could help people on their journey using the app.

Key feedback that brought us to our current evolution was this: people loved the app, but after a while the self commitment of opening Oberit to habit track felt mundane (hey, consistency can be boring- we get it).

BUT - Through live consumer conversation we've changed based on the following feedback to make sure we continue to improve (just like our users!):

1. **More valuable and easier to navigate offers in the marketplace** (we took this advice and created a full redesign of the offer-presentation bringing it from a list of rewards to a full-on token exchange market)
2. **Daily notifications and reminders** (We've seen the app retention increase 3X since activating this)
3. **Challenging opportunities to earn** (we've incorporated contests and watch-to-earn videos for users to engage with and access rewards quicker)
4. **Building a committed community hub of recovery focused individuals** (we acquired the Become Program in July, 2022. This incorporates and provides weekly group meetings, a group channel, masterclasses, meetups and an overall extra level of recovery support).

5. **Tying in data from already lifestyle incorporate wearables to automatically sync and earn rewards for their daily positive actions** (in Q2-2023 we rolled out wearable integration with companies such as Google [Fitbit], Apple Health, and Oura Ring ...& more coming soon!)

In line with what we stand for - consistent improvement - we've come a long way by incrementally evolving towards our goal of making an impact on the devastating mental health and addiction crisis in the USA...

And we're ready to bring in the key people and resources to make that a reality at scale.

Today Oberit is not just another app in development; it has been funded, developed, and rigorously tested by individuals who have experienced their own journeys of recovery. Our primary objective is to empower people to become their best selves and prevent mental health relapses. We are driven by a mission to prove that modern rewards and incentives yield better behavioral outcomes than the outdated practices of shame and punishment.


What we do...
WELLNESS & RECOVERY
Oberit
We gamify and incentivize healthy habits proven effective for long-term mental health & addiction recovery.
Why Us?
Solves a growing and unmet need
Monetizable with sustainable economics
Decades of tech, health & recovery experience
Self Investing
You have achieved
1276 COINS
Your Progress
d w m y
Sep '20 Nov '20 Jan '21 Mar '21
Today, March 17
All Entries
Sleep time 7 h
Daily Intentions Yes
Exercise 982 steps
Diet score 9
Household Priorities Score 8
Days Sober 21
© 2023 Oberit, Inc
2


The Oberit app incentivizes people to:
Oberit


Be
healthier individuals
Earn
financial rewards, products & services
Form
sustainable, long-lasting healthy habits
Wellness across six dimensions (Consumer View)
Better health
Better fitness
Better nutrition
Better appearance
Better sleep
Better mindfulness
GET IT ON Google Play
Download on the App Store
Click for demo
© 2023 Oberit, Inc
5

With 35,000 new users and hundreds of 4.8-star ratings, our traction showcases the profound impact we're making in the lives of our users. We are proud to have raised $450,000 in funding through two rounds, with investments from an angel investor and Limitless Ventures.


2022 Traction & Key Metrics
35k new users I 100's of 4.8 Star Ratings
Raised $450k funding
Revenue Generating ($152k Q1 2023)
CAC = $2.78 average
Avg. Engagement time = 9m 47s
Week 1 Retention = 13.7% (category avg. = 11.4%)
Burn Rate: $17k/month
© 2023 Oberit, Inc
Oberit
4.8
462+ Ratings
5 89+%
4 4+%
3 1+%
2 1+%
1 3+%
Possibly the best recovery tool app I've seen
Feb 16, 2022
- Jake Nichols, well-known Pharmacist and influencer
"I've used all of the platforms out there for addiction. This is one of my favorites and the only one I use regularly even 11+ years into recovery."
10

What sets Oberit apart is its unique approach to habit tracking. We go beyond simple tracking by rewarding healthy habits through incentives

in our in-app marketplace. We have collaborated with aligned partners to offer exclusive discounts and free items that users can work towards earning by achieving the goals they set. This innovative feature provides an added motivation for individuals to prioritize their mental well-being and recovery journey.


Our Marketplace Partners
Oberit
Revenue from 100+ Marketplace Brand Partners & Sponsors
100’s of Brand Ambassadors
And growing weekly...
INSTYLER
FDC
MERIDIAN
HEYDAY
become by oberit
OLIPOP
DIFF
Hydralyte
TENZO TEA
beam
DAILY BURN
DOORDASH
Breathwrk
LUMIN
© 2022 Oberit, Inc
12

Not only is Oberit reshaping the way individuals approach their mental health, but it is also a revenue-generating platform. In the first quarter of 2023 alone, we generated $152,000 in revenue, demonstrating the high demand for our app and its effectiveness in supporting individuals' mental health goals. Furthermore, our impressive customer acquisition cost (CAC) of $2.78 on average showcases our cost-efficient strategies in reaching and attracting users to our platform.


Business Model & Monetization Methods
Oberit


$10M+ ARR via 3m Subscribers by 2025
20%
20%
60%
Paid Subscriptions
Rewards Marketplace
Paid Ads
© 2023 Oberit, Inc
» Premium Subscriptions:
Oberit App
Become Program
» Marketplace Fees:
Ad Listings
Sponsors
API Partners
» Referral Partner Fees
» Data Exchange Partnerships:
Health insurance, lifestyle brands.
» NFT "Rewards Badges" Trading Fees
11

Engagement is a crucial aspect of any app, and Oberit excels in this area. Users spend an average of 9 minutes and 47 seconds engaging with our app, a testament to its intuitive interface and captivating features that keep users coming back for more. Additionally, our week one retention rate of 13.7% surpasses the category average of 11.4%, further highlighting the value and stickiness of Oberit in helping individuals achieve and maintain their mental well-being.


Massive Wellness & Recovery Market
US$ billions
$300.0
$250.0
$200.0
$150.0
$100.0
$50.0
$0.0
$269.8
$263.3
$230.9
$72.0
$16.9
$37.2
Healthy Eating, Nutrition, & Weight Loss
Personal Care & Beauty
Physical Activity
Mental Wellness
Workplace Wellness
Substance Use Disorder
© 2023 Oberit, Inc


Oberit
TAM: Wellness Industry
$1.3T
SAM: Digital Fitness & Well-Being Apps
$3.3B
SOM: Mental Health & Wellness App spend
$848m
Market Share:
$17m
by 2025
Sources: Global Wellness Institute, Reports & Data
Grand View Research, Sensor Tower, Statista & GWI
9

The urgency of our mission cannot be overstated, as the devastating mental

health and addiction crisis continues to impact 1 in 3 American lives. Oberit is poised to make a significant impact in this landscape, especially considering that the market is projected to reach $7 trillion by 2025. With our innovative app, we provide accessible and effective tools for individuals to track their habits, monitor progress, and earn rewards through our in-app marketplace.

By joining us on this journey through our WeFunder campaign, you have the opportunity to support a pioneering venture that not only addresses the pressing mental health crisis but also creates a positive ripple effect in countless lives.

We invite you to create a lasting difference in the well-being of individuals across the nation, while reshaping the future of mental health and addiction recovery in the United States through Oberit.

Thank you.

Will House